UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a‑16 OR 15d‑16

UNDER THE SECURITIES EXCHANGE ACT OF 1934

FOR THE MONTH OF May 2024

COMMISSION FILE NUMBER 001-41045

Mynaric AG
(Registrant’s name)

Bertha-Kipfmüller-Str. 2-8

81249 Munich,

Germany

+49 (0)89 5589 4280

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover Form 20‑F or Form 40‑F: Form 20‑F ☒   Form 40‑F ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6‑K in paper as permitted by Regulation S‑T Rule 101(b)(7): ☐

DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Explanatory Note

On May 07, 2024, Mynaric AG issued a corporate news. A copy of the corporate news is furnished as Exhibit 99.1 hereto.

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DOCUMENTS INCLUDED AS PART OF THIS FORM 6-K

Exhibit	Description of Exhibit
99.1	Mynaric selected by Rocket Lab for Space Development Agency’s Tranche 2 Transport Layer – Beta Program

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SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Mynaric AG

By	/s/ Stefan Berndt-von Bülow
Name: Stefan Berndt-von Bülow
Title: Chief Financial Officer

By	/s/ Felix Hacke
Name: Felix Hacke
Title: Authorized Representative

Date: May 07, 2024

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